Dear Shareholder:

      During 2002, Uwharrie Capital Corp undertook efforts to set the stage for future growth, opening new offices in Concord and Mt. Pleasant. The Company plans to use the proceeds generated by the ongoing public stock offering to capitalize Cabarrus Bank & Trust Company which will be headquartered in Concord. Through March 17, 2003, the offering has generated $5 million in new common equity and 700 new shareholders primarily in Cabarrus County. Our current offering will close on April 15, 2003. The two existing Bank of Stanly offices in Concord and Mt. Pleasant will be purchased by Cabarrus Bank & Trust Company which is scheduled to open in early April. Cabarrus Bank & Trust Company and its Board of Directors are busy making efforts to open a temporary banking office to facilitate their opening, while plans continue toward the location and construction of the permanent main office. Cabarrus Bank is currently working out of the organizational and stock sale office that is located at 700 Church Street North in Concord. We are excited about the return of hometown banking to our friends and neighbors in Cabarrus County.

      Uwharrie Capital Corp had a good year during 2002 with year-end total assets exceeding $250 million, an increase of $12 million or 5.0% over the previous year. The growth in total assets was achieved primarily from Cabarrus County. Due to retention of earnings and new shares issued, we ended the year with an improved capital position of 10.02% of total assets as opposed to 8.61% at year-end 2001.

      Asset growth was funded primarily with an increase in borrowings. Short-term borrowing increased by $730 thousand and long-term debt increased by $6.2 million, principally as the result of $5.0 million of trust preferred securities issued in 2002. Additional funding was provided by $4.6 million growth in capital, mainly from proceeds of the stock offering.

      Net income for 2002 amounted to $1.8 million and reflected a 3.1% increase over the prior year. Net interest income (margin) generated from earnings on loans and investments less the expense of deposits and borrowings amounted to $9.4 million for the twelve months compared to $9.0 million in the same period of 2001, reflecting an increase of $370 thousand or 4.1%.

      Non-interest income derived from service charges, commissions, fees, gains from mortgage and security sales and other income has contributed significantly to earnings, producing revenue of $4.4 million in 2002 compared to $3.5 million in 2001, an increase of 27.0%. Operating expenses increased by $1.7 million or 18.9% when comparing the years, reflecting increased overhead, including additional staff, from the Company's expansion into new markets. Once again, in light of these uncertain economic times, your management increased the reserve for loan loss from 1.17% of loans at year-end 2001 to 1.41% of loans at year-end 2002. Considering the $835 thousand loan loss provision and the additional expense associated with organization of Cabarrus Bank & Trust Company, we are pleased to report this year's increase in earnings.

      The 2002 Summary Annual Report and Proxy Materials will be mailed the week of April 7th. Our Annual Shareholders' Meeting has been set for Tuesday, May 6, 2003 at the Stanly County Agri-Civic Center. Please mark your calendar and plan to attend, as we would like to visit with you, answer your questions and discuss the future of your Company.

                                   Sincerely,

                                                     UWHARRIE CAPITAL CORP



                                                     Roger L. Dick
                                                     Chief Executive Officer

Uwharrie Capital Corp and Subsidiaries

Consolidated Balance Sheets

                                                              December 31,      December 31,
(Amounts in thousands except share data)                          2002             2001
--------------------------------------------------------------------------------------------
Assets
Cash and due from banks                                      $     12,225      $    10,695
Federal funds sold                                                      -                -
Investment securities available for sale                           28,149           32,249
Loans                                                             196,034          185,610
     Less: Allowance for loan losses                                2,755            2,180
                                                             ------------      -----------
     Loans, net                                                   193,279          183,430
                                                             ------------      -----------
Interest receivable                                                 1,132            1,247
Premises and equipment, net                                         6,272            4,955
Other assets                                                        9,706            6,192
                                                             ------------      -----------
     Total assets                                            $    250,763      $   238,768
                                                             ============      ===========
Liabilities
Deposits:
     Demand, noninterest-bearing                             $     29,928      $    25,047
     Interest checking and money market accounts                   43,716           40,585
     Savings accounts                                              40,289           41,985
     Time deposits, $100,000 and over                              15,916           21,099
     Other time deposits                                           43,707           44,799
                                                             ------------      -----------
          Total deposits                                          173,556          173,515
                                                             ------------      -----------
Interest payable                                                      277              333
Federal funds purchased
                                                                    4,300              775
Securities sold under repurchase agreements                         2,215            2,477
Commercial paper                                                    4,394            6,225
Other short-term borrowed funds
                                                                        -              700
Subordinated debt - trust preferred securities                      5,000                -
Long-term debt                                                     34,640           33,433
Other liabilities                                                   1,259              754
                                                             ------------      -----------
     Total liabilities                                            225,641          218,212
                                                             ------------      -----------
Shareholders' Equity
Common stock, $1.25 par value:  20,000,000 shares
authorized;
     Issued and outstanding or in the process of
     issuance 6,494,101 and 5,868,174 shares, respectively.
     Book value per share $3.87 in 2002 and $3.40 in 2001.          8,118            7,335
Additional paid-in capital                                          9,817            7,486
Unearned ESOP compensation                                         (1,056)          (1,096)
Undivided profits                                                   7,066            6,340
Accumulated other comprehensive income                              1,177              491
                                                             ------------    -------------
     Total shareholders' equity                                    25,122           20,556
                                                             ------------    -------------

                                                  --------------   -------------
     Total liabilities and
       shareholders' equity                        $     250,763    $    238,768
                                                  ==============   =============

At December 31, 2002, the Bank had sixteen letters of credit outstanding for a total of $275,619.

UWHARRIE CAPITAL CORP AND SUBSIDIARIES
Consolidated Statements of Income

                                               Three Months Ended    Twelve Months Ended
                                                   December 31,           December 31,
(Amounts in thousands except per share data)     2002        2001       2002      2001
----------------------------------------------------------------------------------------
Interest Income
Interest and fees on loans                      $ 3,180    $ 3,502    $12,921   $14,918
Interest on investment securities                   387        456      1,684     1,970
Other interest income                                12         26         44       114
                                                -------    -------    -------   -------
     Total interest income                        3,579      3,984     14,649    17,002
                                                -------    -------    -------   -------

Interest Expense
Interest paid on deposits                           730      1,152      3,276     5,608
Interest on borrowed funds                          515        509      2,013     2,404
                                                -------    -------    -------   -------
     Total interest expense                       1,245      1,661      5,289     8,012
                                                -------    -------    -------   -------
Net Interest Income
                                                  2,334      2,323      9,360     8,990
Provision for loan losses                           463        844        835     1,179
Net interest income after provision
                                                -------    -------    -------   -------
     for loan losses                              1,871      1,479      8,525     7,811
                                                -------    -------    -------   -------

Noninterest Income
Service charges on deposit accounts                 349        383      1,365     1,436
Other service fees and commissions                  260        183      1,219       838
Gain on sale of securities and loans                567        234      1,398       872
Other income                                        109        187        424       324
                                                -------    -------    -------   -------
     Total noninterest income                     1,285        987      4,406     3,470
                                                -------    -------    -------   -------

Noninterest Expense
Salaries and employee benefits                    1,701      1,284      6,029     4,946
Occupancy expense                                   134        111        496       408
Equipment expense                                   184        157        686       621
Data processing                                     178        170        661       695
Other operating expenses                            824        555      2,714     2,235
                                                -------    -------    -------   -------
     Total noninterest expense                    3,021      2,277     10,586     8,905
                                                -------    -------    -------   -------

Income before income taxes                          135        189      2,345     2,376
Provision for income taxes                          (49)       (37)       587       671
                                                -------    -------    -------   -------
Net Income                                      $   184    $   226    $ 1,758   $ 1,705
                                                =======    =======    =======   =======

Net Income Per Common Share
     Basic                                      $  0.03    $  0.04    $  0.30   $  0.29

     Assuming dilution                         $    0.03   $    0.04   $    0.30   $    0.29
Weighted Average Shares Outstanding
     Basic                                     6,081,716   5,839,824   5,833,668   5,853,615
     Assuming dilution                         6,176,380   5,926,379   5,932,533   5,948,983

The trading price of Uwharrie Capital Corp common stock as of December 31, 2002 was $5.50 per share.